                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 3)*

                          MALLON RESOURCES CORPORATION
          ------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                    561240201
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 21, 2002
          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                           Note. Schedules filed in paper format shall include a
                  signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)
------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                     ------------------
CUSIP No.  561240201                                         Page 2 of 23
------------------------                                     ------------------




                                  SCHEDULE 13D

--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Limited
          No IRS Identification Number

--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |X|

--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          WC

--------- ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------- ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------- ------ --------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ------ --------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,777,200
EACH                        ------ --------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ------ --------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,777,200
--------------------------- ------ --------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,777,200

--------- ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
          CERTAIN SHARES*

--------- ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          16.5%

--------- ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON *
          IA, CO

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     ------------------
CUSIP No.  561240201                                         Page 3 of 23
------------------------                                     ------------------





                                  SCHEDULE 13D

--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Group Limited
          No IRS Identification Number

--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |X|

--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          WC

--------- ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------- ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------- ------ --------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ------ --------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,777,200
EACH                        ------ --------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ------ --------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,777,200
--------------------------- ------ --------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,777,200

--------- ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
          CERTAIN SHARES*

--------- ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          16.5%

--------- ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON *
          HC, CO

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     ------------------
CUSIP No.  561240201                                         Page 4 of 23
------------------------                                     ------------------





                                  SCHEDULE 13D

--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc
          No IRS Identification Number

--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |X|

--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          WC

--------- ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------- ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------- ------ --------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ------ --------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           400,000
EACH                        ------ --------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ------ --------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   400,000
--------------------------- ------ --------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          400,000

--------- ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
          CERTAIN SHARES*

--------- ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          3.7%

--------- ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON *
          IV, CO

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     ------------------
CUSIP No.  561240201                                         Page 5 of 23
------------------------                                     ------------------





                                  SCHEDULE 13D

--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills
          No IRS Identification Number

--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |X|

--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          WC

--------- ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------- ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------- ------ --------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ------ --------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,777,200
EACH                        ------ --------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ------ --------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,777,200
--------------------------- ------ --------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,777,200

--------- ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
          CERTAIN SHARES*

--------- ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          16.5%

--------- ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON *
          IN

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     ------------------
CUSIP No.  561240201                                         Page 6 of 23
------------------------                                     ------------------





                                  SCHEDULE 13D

--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund
          No IRS Identification Number

--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                     (b)   |X|

--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------

4.        SOURCE OF FUNDS
          WC

--------- ---------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------- ---------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

--------------------------- ------ --------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ------ --------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           866,000
EACH                        ------ --------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ------ --------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   866,000
--------------------------- ------ --------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          866,000

--------- ---------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
          CERTAIN SHARES*

--------- ---------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.0%

--------- ---------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON *
          IV, CO

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 3 to the Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 2 on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on July 2, 2001 pursuant to a joint filing agreement dated as of June 11, 2001. The Filing Parties first filed with the SEC a statement on Schedule 13D with respect to the common stock, par value $0.01 per share of Mallon Resources Corporation on June 11, 2001. The initial statement was subsequently amended on June 22, 2001 and July 2, 2001.

Item 1.  Security Issuer.

         The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the "Common Stock") of Mallon Resources Corporation, a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 999 18th Street, Suite 1700, Denver, Colorado 80202.

Item 2.  Identity and Background.

         2 (a-c,f).

         I.       Filing Parties:

         This Amendment is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England.
         His principal employment
         includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. American Opportunity Trust, formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.      Control Relationships:

         J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

         Christopher Harwood Bernard Mills serves as a director of J O Hambro Group, J O Hambro Capital Management and Trident North Atlantic, and as executive director of NASCIT and American Opportunity Trust.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         (d)   Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)   Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company to which this Amendment relates.

         The amount of funds used to date to acquire the Common Stock is approximately $9,567,436 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

         The Filing Parties acquired their holdings of the Common Stock because they believe that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. Furthermore, the Filing Parties have come to believe that the Board of Directors (the "Board") should consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the company or its assets.

         The Filing Parties have no present intention, plans or proposals to change the existing senior management or the Board of the Company, or to effect, among other things, a business combination or sale of the Company or its assets. The Filing Parties will, from time to time, revisit the purpose of their investment in the Company. If, in the estimation of the Filing Parties, the divergence between the market valuation of the Common Stock and the inherent value of the Company's business persists, the Filing Parties may take such action as they believe is necessary to effectuate an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company. Accordingly, future acquisitions of the Company's Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                                         Number of         Number of
                                                        Number of         Shares:       Shares: Sole or
                                  Aggregate Number     Shares: Sole     Shared Power    Shared Power to      Approximate
          Filing Party                of Shares       Power to Vote       to Vote           Dispose          Percentage*
------------------------------------------------------------------------------------------------------------------------------

J O Hambro Group                      1,777,200             0            1,777,200         1,777,200            16.5%

J O Hambro Capital Management         1,777,200             0            1,777,200         1,777,200            16.5%

Christopher H.B. Mills                1,777,200             0            1,777,200         1,777,200            16.5%

American Opportunity Trust             400,000              0             400,000           400,000             3.7%

Trident North Atlantic                 866,000              0             866,000           866,000             8.0%
------------------------------------------------------------------------------------------------------------------------------

         * Based on 10,779,718 shares of Common Stock, par value $0.01 per share, outstanding as of November 7, 2002, which is based on information reported in the Company's 10Q, for the period ended September 30, 2002.

         (c) In the time since Amendment No. 2 on Schedule 13D was filed by the Filing Parties on July 2, 2001, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                     Mallon Resources Corporation                                  Trades since last filing
------------------------------------------------------------------------ ---------------------------------------------
             Filing Party                    Date        No. of Shares   Price (US$)               Broker
----------------------------------------------------------------------------------------------------------------------
Trident North Atlantic                     12/18/01          10,000           $2.50    MacDonald Investments

Trident North Atlantic                     12/24/01           7,500           $2.50    MacDonald Investments

Trident North Atlantic                     12/26/01           7,500           $2.50    MacDonald Investments

Trident North Atlantic                     12/27/01          10,000           $2.50    MacDonald Investments

Trident North Atlantic                     12/28/01          39,000           $2.61    MacDonald Investments

Trident North Atlantic                     12/31/01           6,000           $3.14    MacDonald Investments

J O Hambro Capital Management (on          12/24/01           7,500           $2.50    MacDonald Investments
behalf of its private clients)

J O Hambro Capital Management (on          12/26/01           7,500           $2.50    MacDonald Investments
behalf of its private clients)

J O Hambro Capital Management (on          12/31/01           4,000           $3.14    MacDonald Investments
behalf of its private clients)

American Opportunity Trust                 6/21/02          100,000           $0.43    MacDonald Investments
----------------------------------------------------------------------------------------------------------------------

         All of the above transactions were effected on the open market and were purchases.


         (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

         Previously Filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2003

                                 J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                 By:      /s/  R. G. Barrett
                                      --------------------------------------
                                      Name:      R. G. Barrett
                                      Title:     Director
                                      Executed on behalf of the parties
                                      hereto pursuant to the Joint
                                      Filing Agreement, as previously filed.

                                   Schedule A

 Information Concerning Directors and Executive Officers of the Filing Parties.

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.


Name:                         James Daryl Hambro
                              (Chairman)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Chairman, J O Hambro Capital Management

Name:                         Christopher Harwood Bernard Mills
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         Nichola Pease
                              (Director and Chief Executive)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director and Chief Executive, J O Hambro Capital
                              Management

Name:                         Basil Postan
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Malcolm Robert King
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Graham Warner
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Robert George Barrett
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Nicholas James Measham
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Willem Vinke
                              (Director)
Citizenship:                  Dutch
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.


Name:                         James Daryl Hambro
                              (Managing Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Managing Director, J O Hambro Capital Management

Name:                         Christopher Harwood Bernard Mills
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         Malcolm Robert King
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Nichola Pease
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director and Chief Executive, J O Hambro Capital
                              Management

Name:                         Basil Postan
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Robert George Barrett
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Nicholas James Measham
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Willem Vinke
                              (Director)
Citizenship:                  Dutch
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.


Name:                         R. Alexander Hammond-Chambers
                              (Chairman)
Citizenship:                  British
Business Address:             29 Rutland Square
                              Edinburgh EH1 2BW
                              Scotland
Principal Occupation:         Non-executive director


Name:                         Christopher Harwood Bernard Mills
                              (Executive Director)
Citizenship:                  British
Business Address:             Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Executive Director, American Opportunity Trust
                              Executive Director, NASCIT
                              Director, J O Hambro Capital Management

Name:                         John Gildea
                              (Director)
Citizenship:                  USA
Business Address:             Gildea Management Company/1/
                              537 Steamboat Road
                              Greenwich, Connecticut 06830
Principal Occupation:         Managing Director, Gildea Management Company


------------------------------
  1 Gildea Management Company is principally engaged in the investment management business.

Name:                         The Hon. James J. Nelson
                              (Director)
Citizenship:                  British
Business Address:             Foreign & Colonial Ventures/2/
                              4th Floor
                              Berkeley Square House
                              Berkeley Square
                              London W1X 5PA
                              England
Principal Occupation:         Director, Foreign & Colonial Ventures

Name:                         Iain Tulloch
                              (Director)
Citizenship:                  British
Business Address:             Murray Johnstone Ltd./3/
                              7 West Nile Street
                              Glasgow G2 2PX
                              Scotland
Principal Occupation:         Director, Murray Johnstone Ltd.

Name:                         Philip Ehrman
                              (Director)
Citizenship:                  British
Business Address:             Gartmore Investment Management Ltd./4/
                              Gartmore House
                              16-18 Monument Street
                              London EC3R 8AJ
                              England
Principal Occupation:         Investment Manager, Gartmore Investment
                              Management Ltd.


------------------------------
  2 Foreign & Colonial Ventures is principally engaged in the investment management business.

  3 Murray Johnstone Ltd. is principally engaged in the investment management business.

  4 Gartmore Investment Management Limited is principally engaged in the investment management business.

Name:                         Rupert Arthur Rees Evans
                              (Director)
Citizenship:                  British
Business Address:             P.O. Box 186
                              1 Le Marchant Street
                              St. Peter Port
                              Guernsey
                              Channel Islands
Principal Occupation:         Guernsey Advocate
                              Partner, Ozanne van Leuven
                              Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                         Basil Postan
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management
                              Partner, RSM Robson Rhodes


Name:                         Christopher Harwood Bernard Mills
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         David Sargison
                              (Director)
Citizenship:                  British
Business Address:             Caledonian Bank & Trust Limited
                              Caledonian House
                              George Town, Grand Cayman
                              Cayman Islands
Principal Occupation:         Managing Director, Caledonian Bank & Trust Limited

Name:                         John Gildea
                              (Director)
Citizenship:                  USA
Business Address:             Gildea Management Company
                              P.O. Box 98
                              New Canaan, Connecticut 06840
                              USA
Principal Occupation:         Managing Director, Gildea Management Company